                                                 File No. 70-8611


                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                            ______________________________

                                   AMENDMENT NO. 5
                                          TO
                                       FORM U-1
                           _______________________________

                              APPLICATION OR DECLARATION

                                      under the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                        * * *

                              SOUTHERN OHIO COAL COMPANY
                              CENTRAL OHIO COAL COMPANY
                                 WINDSOR COAL COMPANY
                                  OHIO POWER COMPANY
                       1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of company or companies filing this statement
                      and address of principal executive office)

                                        * * *


                        AMERICAN ELECTRIC POWER COMPANY, INC.
                       1 Riverside Plaza, Columbus, Ohio 43215
                       (Name of top registered holding company
                        parent of each applicant or declarant)

                                        * * *

                       G. P. Maloney, Executive Vice President
                     American Electric Power Service Corporation
                       1 Riverside Plaza, Columbus, Ohio 43215

                  John F. Di Lorenzo, Jr., Associate General Counsel
                     American Electric Power Service Corporation
                       1 Riverside Plaza, Columbus, Ohio 43215
                     (Names and addresses of agents for service)





               Southern Ohio  Coal Company ("SOCCo"), Windsor  Coal Company

          ("Windsor") and Central Ohio Coal Company ("COCCo"), subsidiaries of Ohio Power Company, an electric utility subsidiary of American

          Electric Power Company, Inc.,  a registered holding company under the Public  Utility  Holding Company  Act  of 1935,  as  amended,

          hereby amend their Application or Declaration on Form U-1 in File

          No. 70-8611, as heretofore amended, as follows:

               1.   By adding  Ohio  Power  Company  as  a  party  to  this

          Application-Declaration.

               2.   By adding  the following paragraphs at the  end of Item

          1:

                    "The  effects of  the  proposed transactions  will
               have no current impact on Ohio Power's retail customers. These customers are being billed a fixed fuel rate that, under the Settlement Agreement, will continue through November 1998. The impact to Ohio Power's wholesale customers, other than Wheeling Power Company, will be reflected in the fuel rate because the adjustments flow through the fuel clause. Wheeling Power Company, an affiliate of Ohio Power, has entered into a FERC-approved agreement with Ohio Power, under which Wheeling Power Company will pay a fixed fuel rate, except, if Ohio Power's actual average fuel costs fall below a certain level, then Ohio Power and Wheeling Power Company will share equally in the cost savings.

                    Ohio  Power  recommends  adjusting  the   cost  of
               capital rate authorized to conform the rates to the current market (See HCAR Nos. 20515, April 4, 1978; 21008, April 17, 1979; 21537, April 25, 1980; 22129,
               July 13, 1981; 22179,  August 28, 1981; 22401, February
               24, 1982;  and 22770,  December 10, 1982.)   Therefore,
               Ohio Power proposes that the provision for cost of capital applicable to its capital in the coal mines would be adjusted on an annual basis, determined as set forth in Appendix A attached hereto. The overall rate of return on the investment would be subject to adjustment on the first day of April in each succeeding year based on changes in the rate of return on common equity most recently allowed by either (i) the Federal Energy Regulatory Commission ('FERC') in the last wholesale rate proceeding involving Ohio Power or (ii) The Public Utilities Commission of Ohio in Ohio Power's most recent retail rate proceeding.

                    Attached  hereto as  Appendix A  is a  chart which
               reflects how Ohio Power would calculate the current market rate of return using December 31, 1994 financial information. Such information would be reported by the Companies in Rule 24 reports."



                                      SIGNATURE

               Pursuant to  the requirements of the  Public Utility Holding

          Company  Act of 1935, the  undersigned companies have duly caused this  statement  to  be  signed  on  its  behalf  by  their  duly authorized officer.

                                        SOUTHERN OHIO COAL COMPANY
                                        WINDSOR COAL COMPANY
                                        CENTRAL OHIO COAL COMPANY
                                        OHIO POWER COMPANY


                                        By:  /s/ G. P. Maloney
                                             Vice President

          December 19, 1995




                                                                 Appendix A





                                  OHIO POWER COMPANY
                            Rate of Return on Investments

                                                                    After-Tax
                        Capitalization    Percent    Effective      Weighted
          Component       at 12/31/94    of Total      Cost      Rate of Return





                            (000)

      Long-Term Debt     $1,063,241(a)      41.91%    7.54%(c)         3.16%

      Preferred Stock       241,240          9.51%    6.40%(c)         0.61%
      Common Stock        1,232,681(b)      48.59%   13.07%(d)         6.35%

      Total              $2,537,162        100.00%                    10.73%


      (a)  Includes Long-Term Debt  due in  one-year and is  net of  unamortized
           debt  premium  and  discount,   unamortized  debt  expense,  and  the
           unamortized loss on reacquired debt.

      (b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings.

      (c)  Embedded Cost at 12/31/94.

      (d) The monthly average rate allowed by the PUCO in 1995 (two months at the 14.34% rate allowed OPCo in a 1986 retail rate proceeding and the remaining ten months of the year at the 12.81% allowed in a retail rate settlement approved in March 1995).